Exhibit 99.2

Wednesday, May 28, 2008

TD BANK FINANCIAL GROUP DECLARES DIVIDENDS

TORONTO - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend in an amount of  fifty-nine cents (59¢) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending July 31, 2008, payable on and after July 31, 2008, to shareholders of record at the close of business on July 9, 2008 (the “Q2 2008 Dividend”).

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank determines whether the additional common shares are purchased in the open market or issued by the Bank from treasury.  At this time, the Bank has decided to issue shares from treasury with a 1% discount from the Average Market Price (as defined in the Plan) until such time as the Bank elects otherwise.  Most recently, the common shares have been issued from treasury with no discount to the Average Market Price.  This change will be effective in respect of the Q2 2008 Dividend.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CIBC Mellon Trust Company (1-800-387-0825) or from the Bank’s website, www.td.com/investor/drip.jsp.  Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for the Q2 2008 Dividend, Enrolment Forms for registered holders must be in the hands of CIBC Mellon Trust Company at P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9 before the close of business on July 8, 2008.  Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

Registered participants in the Plan who would prefer to receive a cash dividend rather than reinvest may terminate their participation in the Plan by giving written notice to CIBC Mellon Trust Company at the above address, to be received by no later than July 7, 2008.  Non-registered participants in the Plan should contact their financial institution or broker in advance of July 7, 2008 for instructions on how to terminate participation so that the Q2 2008 Dividend is not reinvested on or after July 31, 2008.

The Bank also announced that dividends have been declared on the following Non-cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after July 31, 2008, to shareholders of record at the close of business on July 8, 2008:

•	Series M, in an amount per share of $0.29375;
•	Series N, in an amount per share of $0.2875;
•	Series O, in an amount per share of $0.303125;
•	Series P, in an amount per share of $0.328125;
•	Series Q, in an amount per share of $0.35; and
•	Series R, in an amount per share of $0.54082.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending July 31, 2008, and all future dividends will be eligible dividends unless indicated otherwise.

For more information contact:	Annette Galler Senior Legal Officer, Corporate Legal Department - Shareholder Relations (416) 944-6367 Toll free 1-866-756-8936

Simon Townsend Senior Manager, Corporate Communications Corporate & Public Affairs (416) 944-7161